PROSPECTUS SUPPLEMENT                           Filed Pursuant to Rule 424(b)(5)
(To Prospectus Dated July 3, 2003)                  Registration No. 333-106288







                               BIOPURE CORPORATION

                      Up to 343,138 Shares of Common Stock

                              ____________________


         The purpose of this prospectus supplement is to provide supplemental information regarding Biopure Corporation in connection with the offering of up to 343,138 shares of its Class A Common Stock as described in Biopure's prospectus dated July 3, 2003. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto. You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

         See "Risk Factors" beginning on page 3 of the prospectus to read about risks that you should consider before buying shares of Biopure's common stock and warrants to purchase its common stock.

         You should carefully read this prospectus supplement and the accompanying prospectus. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. "Incorporated by reference" means that we can disclose important information to you by referring you to another document filed separately with the SEC. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making, nor will we make, an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is current only as of the dates on their covers. Our business, financial condition, results of operations and prospects may have changed since that date.

                              ____________________


          The date of this Prospectus Supplement is February 26, 2004.


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                                TABLE OF CONTENTS

Prospectus Supplement

THE OFFERING................................................................S-2

ABOUT THIS PROSPECTUS SUPPLEMENT............................................S-2

INCORPORATION BY REFERENCE..................................................S-2

RECENT DEVELOPMENTS.........................................................S-4

USE OF PROCEEDS.............................................................S-8

PRICE RANGE OF COMMON STOCK AND COMMON STOCK DIVIDENDS......................S-8

PLAN OF DISTRIBUTION........................................................S-9

LEGAL MATTERS...............................................................S-9


Prospectus

BIOPURE CORPORATION...........................................................2

RISK FACTORS..................................................................3

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION...................12

DESCRIPTION OF COMMON STOCK..................................................13

DESCRIPTION OF WARRANTS......................................................13

WHERE YOU CAN FIND MORE INFORMATION..........................................13

USE OF PROCEEDS..............................................................15

PLAN OF DISTRIBUTION.........................................................15

LEGAL MATTERS................................................................19

EXPERTS......................................................................19



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                                  THE OFFERING

Securities offered.....................  343,138 shares of Class A Common Stock

Shares to be outstanding after
this offering if all shares offered
by this prospectus supplement
are sold...............................  48,170,521 shares

Use of proceeds........................  We will not receive any cash proceeds from the issuance of the shares of
                                         Class A Common Stock offered hereby.
                                         See "Plan of Distribution."

Nasdaq Stock Market symbol.............  BPUR

         The number of shares of Class A Common Stock shown above to be outstanding after the offering is based on the number of shares outstanding on January 31, 2004, and excludes shares issuable upon exercise of warrants or options.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

         This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. In addition, you should review the risks of investing in our common shares discussed in the "Risk Factors" section beginning on page 3 of the accompanying prospectus prior to making an investment decision. We incorporate important information into this prospectus supplement and the accompanying prospectus by reference. You may obtain the information incorporated by reference into this prospectus supplement and the prospectus without charge by following the instructions under "Where You Can Find More Information."

         All references in this prospectus to "Biopure, " "the company," "we," "us" or "our" mean Biopure Corporation unless we state otherwise or the context otherwise requires.

                           INCORPORATION BY REFERENCE

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. These documents are on file with the SEC under the file number 001-15167. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

         This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3, including amendments, relating to the common stock and warrants to


                                      S-2

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purchase common stock offered by this prospectus supplement and the accompanying prospectus, which has been filed with the SEC. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements contained in this prospectus supplement and the accompanying prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the registration statement. For further information about us and the common stock offered by this prospectus supplement and the accompanying prospectus we refer you to the registration statement and its exhibits and schedules which may be obtained as described above.

         The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus. Information in the accompanying prospectus supersedes information incorporated by reference that we filed with the SEC before the date of the prospectus, and information in this prospectus supplement supersedes information incorporated by reference that we filed with the SEC before the date of this prospectus supplement, while information that we file later with the SEC will automatically update and supersede prior information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering:

     o our Annual Report on Form 10-K/A for the fiscal year ended October 31, 2003; and

     o the description of the Preferred Stock Purchase Rights contained in our registration statement on Form 8-A filed on November 4, 1999.


                                      S-3

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         You may obtain copies of these filings, at no cost, at the "Investor
Relations" section of our website (www.biopure.com), and you may request copies of these filings, at no cost, by writing or telephoning us at:

                               Biopure Corporation
                              Attention: Secretary
                                11 Hurley Street
                               Cambridge, MA 02141
                            Telephone: (617) 234-6500

         Except for the SEC filings that are incorporated by reference, the information contained on our website is not a part of this prospectus supplement or the accompanying prospectus.

                               RECENT DEVELOPMENTS

         We announced on February 24, 2004 that Thomas A. Moore has resigned from his positions as President, Chief Executive Officer and a member of our Board of Directors, effective immediately. Francis H. Murphy, our Senior Vice President of Engineering and Process Technology and former Chief Financial Officer, is serving as our interim Chief Executive Officer until Mr. Moore's replacement is named.

         Mr. Murphy has 40 years of experience in finance and accounting, manufacturing, engineering, and business planning and operations at Corning Incorporated, Costar Corporation, The Gillette Company, and The Boeing Company. Prior to joining Biopure in 1999, he had been International Vice President and business manager for Japan, Latin America and Asia Pacific for the Corning Science Products Division of Corning Incorporated. He holds an M.B.A. degree from Boston University and a B.S. degree in industrial engineering and a B.A. degree from Rutgers University.

         We announced on February 19, 2004 our financial results for the first fiscal quarter ended January 31, 2004. For the quarter, we reported a net loss of $11.0 million, or $0.25 per common share, compared with a net loss of $11.1 million, or $0.36 per common share, for the corresponding period in 2003.

         The company also announced on February 19, 2004 that it has adjusted its operating plan to reduce expenses and conserve cash while it works to achieve Food and Drug Administration (FDA) approval of Hemopure(R) [hemoglobin glutamer - 250 (bovine)]. The company is reducing its workforce by 35 percent, decreasing manufacturing expenses and reducing marketing expenses related to its veterinary product Oxyglobin(R) [hemoglobin glutamer - 200 (bovine)]. The workforce reduction will take effect in mid to late April.

         Biopure is currently collecting information and formulating its reply to the FDA's complete response letter regarding the company's biologics license application (BLA) to market Hemopure in the United States for the treatment of acutely anemic adult patients undergoing orthopedic surgery. Biopure's regulatory strategy is evolving in light of communications with the FDA, described below under "Other Developments", and it may not formally reply to the complete response letter in June 2004 as previously planned.


                                      S-4

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Revenues

         Total revenues, consisting of sales of the company's veterinary product Oxyglobin(R), were $750,000 for the first quarter of fiscal 2004 compared to $21,000 for the same period in 2003. During the first quarter of fiscal 2003, Oxyglobin sales were constrained by limited product availability resulting from a temporary shutdown of production during the expansion of the company's manufacturing facilities in 2002. Oxyglobin shipments resumed in February 2003 after the U.S. Food and Drug Administration (FDA) completed its review of the validation data for the expanded facilities. For the first quarter of fiscal 2002, total revenues were $728,000.

         Cost of revenues was unchanged at $4.8 million for the first quarter of fiscal 2004 and for the same period in 2003. Cost of revenues includes costs of both Oxyglobin and Hemopure, the company's product for human use, although Hemopure is not currently being offered for sale. The cost reductions described above, together with the previous workforce and cost reductions announced on October 30, 2003, are intended to decrease marketing and manufacturing-related expenses until the company is in a position to generate Hemopure sales.

         Oxyglobin cost of revenues was $1.6 million for the first quarter of fiscal 2004 compared to $733,000 for the same period in 2003. The increase for the quarter was primarily due to the increased number of Oxyglobin units sold in 2004. Due to fixed manufacturing costs, Biopure expects that costs to produce Oxyglobin will exceed Oxyglobin revenues until the company more fully utilizes its manufacturing capacity.

         Hemopure cost of revenues, consisting of the allocation of unabsorbed fixed manufacturing costs, was $3.2 million for the first quarter of fiscal 2004 compared to $4.1 million for the same period in 2003. This decrease is primarily due to lower manufacturing costs resulting from the October 2003 workforce and cost reductions mentioned above.

Expenses

         Research and development expenses were $3.0 million for the first quarter of fiscal 2004, compared to $2.5 million for the corresponding period in 2003. The increase for the quarter was primarily attributable to expenses associated with the company's FDA response activities described below in "Other Developments".

         Sales and marketing expenses were $843,000 for the first quarter of fiscal 2004, compared to $1.0 million for the same period in 2003.

         Hemopure-related sales and marketing expenses were $395,000 for the first quarter of fiscal 2004, compared to $659,000 for the same period in 2003. This decrease is primarily due to the reduction of marketing and educational activities in fiscal 2004 consistent with the company's other cost-cutting measures. The company anticipates that Hemopure-related sales and marketing expenses will continue to be lower in fiscal 2004 compared to fiscal 2003.

         Oxyglobin-related sales and marketing expenses were $448,000 for the first quarter of fiscal 2004 compared to $357,000 for the same period in 2003. During the first quarter of fiscal 2003 sales were constrained by limited product availability, as explained above. During this


                                      S-5

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time the company postponed certain sales activities until product shipments resumed in February 2003.

         General and administrative expenses were $3.1 million for the first quarter of fiscal 2004, compared to $2.7 million for the same period in 2003. This increase is primarily due to increased legal fees in fiscal 2004 related to a previously announced Securities and Exchange Commission investigation of the company and to other legal matters.

Financial Condition

         At January 31, 2004, Biopure had $17.3 million in cash on hand. Based on the company's current operating plan, the cost reductions announced above are intended to further reduce the company's ongoing cash burn rate by approximately $8 million annually. The company expects to save approximately $3 million during the remainder of fiscal 2004, offset by approximately $1.5 million in increased expenses for the FDA response activities, described below, which will be charged to research and development.

         Under Biopure's current operating plan, the company believes its cash on hand and anticipated Oxyglobin revenues should fund operations into September 2004. The company believes it will require approximately $3.5 million of additional financing to fund operations through fiscal 2004 or $7.0 million through calendar 2004. Biopure is exploring various options to raise capital through sales of securities and joint venture, leasing or licensing arrangements.

Other Developments

         As mentioned above, the company is collecting information and formulating its reply to the questions in the FDA's complete response letter regarding the company's BLA to market Hemopure for the treatment of acutely anemic adult patients undergoing orthopedic surgery. Many of these questions require the collection and tabulation of data from source documents at 78 clinical trial sites in the United States and abroad -- approximately half of this information has been collected to date.

         During a meeting in early January 2004, the FDA raised additional questions regarding the product's safety and efficacy, beyond those cited in the complete response letter, and agreed to a continuing dialogue on these and other aspects of the BLA in advance of Biopure's formal reply to the complete response letter. The company plans to aggressively pursue this dialogue.

         During a teleconference in late January, the FDA agreed to the designs of three preclinical animal studies it requested for its evaluation of the BLA and as a prerequisite to further U.S. human clinical trials of Hemopure. The company and the FDA are also discussing a potential fourth preclinical study in an animal model of hemorrhagic shock (acute blood loss).

         In light of these additional FDA requirements and our gathering responsive information, the company may not formally respond to the complete response letter by June 30, 2004.

         To date, approximately $14 million in Congressional, Navy and Army funding has been appropriated, granted or otherwise earmarked to support the development of Hemopure for


                                      S-6

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trauma.* The Navy-Biopure cooperative research and development agreement (CRADA)
that was signed in 2003 is being modified to grant the Naval Medical Research Center primary responsibility for the design and conduct of a potential multinational trauma trial in the out-of-hospital setting, which will require a separate investigational new drug application (IND) and the FDA's agreement to the proposed study design.

         Also in December, the company initiated a Phase II clinical trial in Europe to assess the safety of Hemopure at low doses (one-half to one unit) as a cardioprotective agent in patients with coronary artery disease who are undergoing angioplasty and stent procedures. This trial is taking place in the cardiac catheterization labs at academic hospitals in The Netherlands, Belgium and Germany.

         In November 2003, Biopure withdrew a proposed protocol for a Phase II clinical trial of Hemopure for the treatment of hemorrhagic shock casualties in the hospital setting. In April 2003 the FDA had placed a clinical hold on this proposed trauma protocol due to safety concerns arising from its review of the data from the Phase III orthopedic surgery trial submitted in the BLA.

--------
* $4,502,900 is from Grant DAMD17-02-1-0697. The U.S. Army Medical Research Acquisition Activity, 820 Chandler Street, Fort Detrick MD 21702-5014 is the awarding and administering acquisition office.


                                      S-7

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                                 USE OF PROCEEDS

         We will not receive any cash proceeds from the issuance of the shares of Class A Common Stock offered hereby. See "Plan of Distribution."

         PRICE RANGE OF COMMON STOCK AND COMMON STOCK DIVIDENDS

         Our Class A Common Stock trades on The Nasdaq Stock Market under the symbol "BPUR." The high and low intraday sales prices of our Class A Common Stock as reported by The Nasdaq Stock Market have been as follows:

                                                                 High     Low
                                                                 ----     ---
Fiscal Year Ended October 31, 2002
   First Quarter.............................................   20.30     8.75
   Second Quarter............................................   13.26     6.14
   Third Quarter.............................................    8.95     4.95
   Fourth Quarter............................................    8.00     3.20

Fiscal Year Ending October 31, 2003
   First Quarter.............................................    5.75     2.18
   Second Quarter............................................    4.30     2.43
   Third Quarter.............................................    7.20     3.44
   Fourth Quarter............................................    9.03     2.80

Fiscal Year Ending October 31, 2004
   First Quarter.............................................    3.75     1.78
   Second Quarter (through February 25, 2004)................    2.25     1.36


         The last reported sales price of the Class A Common Stock on The Nasdaq Stock Market on February 25, 2004 was $1.42 per share.

         We do not pay dividends on our common stock and do not intend to declare or pay dividends in the foreseeable future.


                                      S-8

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                              PLAN OF DISTRIBUTION

         We are offering an aggregate of up to 343,138 shares of our Class A Common Stock directly to one or more investors.

         We initially offered and sold, on February 19, 2004, 3,333,333 shares of our Class A Common Stock at a price of $1.50 per share and warrants to purchase 833,333 shares of our Class A Common Stock, with each investor receiving a warrant to purchase one share for ever four shares purchased in the offering. The warrants have an exercise price of $2.50 per share, subject to customary anti-dilution provisions, and have a term of four years, except that at any time on or after February 19, 2006, we may deliver notice to the holders of the warrants requiring them to exercise their warrants within the next twenty business days. We can deliver such a notice only if the daily volume weighted average price per share of the Class A Common Stock over the ten consecutive trading days immediately preceding our notice is more than twice the exercise price of the warrants. Warrants that are not exercised during those twenty business days will be void. Our total cash proceeds, before expenses, from the February 19, 2004 offering were $5.0 million.

         In light of the resignation of Thomas A. Moore from his positions as President, Chief Executive Officer and a member of our Board of Directors on February 24, 2004, and the impact of that announcement on the valuation of the Class A Common Stock, we are offering to issue an additional 343,138 shares of Class A Common Stock to the investors who purchased Class A Common Stock and warrants to purchase shares of Class A Common Stock in the February 19, 2004 offering, as consideration for the release by those investors of any claims they may have against us.

                                  LEGAL MATTERS

         The validity of the shares of Class A Common Stock being offered hereby has been passed upon by Jane Kober, General Counsel of Biopure. Ms. Kober owns 3,290 shares of our Class A Common Stock and has options to acquire 205,273 shares. Ms. Kober also owns 10,000 shares of our Class A Common Stock which are restricted and subject to forfeiture.



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